                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G




                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)




                           COOPER CAMERON CORPORATION
                                (Name of Issuer)




                                  Common Stock
                         (Title of Class of Securities)




                                  216640 10 2
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ].

CUSIP No.: 216640 10 2                                              COVER PAGE

______________________________________________________________________________

1.  Name of Reporting Person and I.R.S. Identification Number of Above Person:

    Cooper Industries, Inc.

______________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
    (a)  [ ]
    (b)  [ ]
______________________________________________________________________________

3.  SEC Use Only
______________________________________________________________________________

4.  Citizenship or Place of Organization:  State of Ohio, United States
______________________________________________________________________________


Number
of Shares       5.  Sole Voting Power:            0
Beneficially        __________________________________________________________
Owned by        6.  Shared Voting Power:          0
Each                __________________________________________________________
Reporting       7.  Sole Dispositive Power:       0
Person              __________________________________________________________
With            8.  Shared Dispositive Power:     0

______________________________________________________________________________

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:      0
______________________________________________________________________________

10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions): [ ]
______________________________________________________________________________

11. Percent of Class Represented by Amount in Row 9:    0
______________________________________________________________________________

12. Type of Reporting Person (See Instructions):  CO
______________________________________________________________________________

Item 1.

      (a)  Name of Issuer:

                 Cooper Cameron Corporation

      (b)  Address of Issuer's Principal Executive Offices:

                 515 Post Oak, Suite 1200
                 Houston, Texas  77027


Item 2.

      (a)  Name of Person Filing:

                 Cooper Industries, Inc.

      (b)  Address of Principal Business Office or, if none, Residence:

                 600 Travis
                 Suite 5800
                 Houston, Texas 77002

      (c)  Citizenship:

                 State of Ohio, United States

      (d)  Title of Class of Securities:

                 Common Stock

      (e)  CUSIP Number:

                 216640 10 2

Item 3.

           Not applicable

Item 4.    Ownership.

           Not applicable

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not applicable.


Item 8.    Identification and Classification of Members of the Group.

           Not applicable.


Item 9.    Notice of Dissolution of Group.

           Not applicable.


Item 10.   Certification.

            Not applicable.


                                   SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 28, 1997                    /s/ Diane K. Schumacher
                                    -----------------------------------------
                                    Diane K. Schumacher
                                    Senior Vice President, General Counsel and
                                          Secretary